EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 12h day of December, 2021 between Robert W. Baird & Co. Incorporated (the “Advisor”) and Baird Funds, Inc. (the “Company”), on behalf of the Baird Equity Opportunity Fund (the “Fund”).

WHEREAS, the Advisor desires to contractually agree to waive a portion of its advisory fee or reimburse the Fund’s operating expenses to ensure that the Fund’s total operating expenses do not exceed the levels described below.

NOW THEREFORE, the parties agree as follows:

The Advisor agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Company, on behalf of the Fund, and the Advisor and/or assume expenses for the Fund to the extent necessary to ensure that the Fund’s total operating expenses, including the fees and expenses incurred by the Fund in connection with the Fund’s investments in other investment companies (to the extent, in the aggregate, such fees and expenses on an annual basis exceed 0.0049% of the Fund’s average daily net assets) and interest expense, but excluding taxes, brokerage commissions and extraordinary expenses, do not exceed the following annual percentages of the average daily net assets attributable to the Fund’s Institutional Class and Investor Class shares:

	Institutional Class	Investor Class

Baird Equity Opportunity Fund	1.25%	1.50%

The Advisor will not have any right to recover from the Fund any amount so waived, reimbursed or assumed.

This Agreement is subject to, and shall become effective following the approval of, the new investment advisory agreement between the Advisor and the Company, on behalf of the Fund by the shareholders of the Fund, and upon termination of the existing expense cap/reimbursement agreement with respect to the Fund dated February 17, 2021, and shall continue in effect through April 30, 2025. Thereafter this Agreement shall automatically continue for successive renewal terms of one year each, unless either party notifies the other party of its desire to terminate this Agreement prior to such renewal.

ROBERT W. BAIRD & CO. INCORPORATED

By: /s/ Reik Read
Reik Read, Managing Director

BAIRD FUNDS, INC. (on behalf of the Baird Equity Opportunity Fund)

By: /s/ Peter Hammond
Name: Peter Hammond
Title: Vice President